Exhibit 99.1

Aurora Mobile Limited Announces Fourth Quarter and Fiscal Year 2025

Unaudited Financial Results

SHENZHEN, CHINA, March 12, 2026 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “2025 marks the first time in our history that we recorded full-year net profit on a GAAP basis!

In addition, we delivered an incredible fourth quarter of 2025 where:

•	Total revenue surpassed the RMB100 million mark to reach RMB105.2 million, representing a remarkable 13% year-over-year and 16% sequential increase and exceeding the guidance we issued last quarter.

•	Our global flagship product, EngageLab, accelerated its growth trajectory as it continues to acquire new customers globally. EngageLab’s Annual Recurring Revenue (“ARR”) for December 2025 reached a new milestone of US$10 million, an increase of 186% year-over-year.

•	Gross profit grew strongly by 23% year-over-year and 9% sequentially, reaching its highest level for the past 16 quarters.

•	Net Dollar Retention Rate was at 103% for our core Developer Subscription business for twelve months ended December 31, 2025.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “Throughout all of 2025, we operated with a high level of focus and rigor, along with greater financial discipline. Our financial profile has fundamentally improved and is moving in the right direction. Based on the numbers we delivered for 2025, we have exceeded most, if not all, of our targets. Weidong and I believe we are very well positioned to continue this momentum into 2026.”

Fourth Quarter 2025 Financial Highlights

•	Revenues were RMB105.2 million (US$15.0 million), an increase of 13% year-over-year.

•	Cost of revenues was RMB35.5 million (US$5.1 million), a decrease of 3% year-over-year.

•	Gross profit was RMB69.7 million (US$10.0 million), an increase of 23% year-over-year.

•	Total operating expenses were RMB68.2 million (US$9.7 million), an increase of 13% year-over-year.

•	Net income was RMB3.0 million (US$0.4 million), compared with a net loss of RMB0.7 million for the same quarter last year.

•	Net income attributable to Aurora Mobile Limited’s shareholders was RMB3.0 million (US$0.4 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB1.1 million for the same quarter last year.

1

•	Adjusted net income (non-GAAP) was RMB5.2 million (US$0.7 million), compared with a RMB0.1 million adjusted net income for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was RMB7.1 million (US$1.0 million), compared with RMB1.3 million for the same quarter last year.

Fourth Quarter 2025 Financial Results

Revenues were RMB105.2 million (US$15.0 million), an increase of 13% from RMB93.2 million in the same quarter of last year, attributable to a 7% increase in revenue from Developer Services and a 31% increase in revenue from Vertical Applications. The increase was a result of both the growth of demand and the increase in the number of customers.

Cost of revenues was RMB35.5 million (US$5.1 million), a decrease of 3% from RMB36.5 million in the same quarter of last year. The decrease was mainly due to a RMB2.4 million decrease in short messaging cost and a RMB1.6 million decrease in media cost. The impact is partially offset by a RMB1.1 million increase in cloud cost and a RMB2.0 million increase in other direct costs.

Gross profit was RMB69.7 million (US$10.0 million), an increase of 23% from RMB56.7 million in the same quarter of last year.

Total operating expenses were RMB68.2 million (US$9.7 million), an increase of 13% from RMB60.3 million in the same quarter of last year.

•	Research and development expenses were RMB28.3 million (US$4.0 million), an increase of 16% from RMB24.3 million in the same quarter of last year, mainly due to a RMB1.9 million increase in personnel costs and a RMB1.9 million increase in technical service expense.

•	Sales and marketing expenses were RMB28.4 million (US$4.1 million), an increase of 16% from RMB24.6 million in the same quarter of last year, mainly due to a RMB2.1 million increase in personnel costs and a RMB1.0 million increase in marketing expenses.

•	General and administrative expenses were RMB11.4 million (US$1.6 million), flat compared with RMB11.4 million in the same quarter of last year.

Income from operations was RMB2.8 million (US$0.4 million), compared with a loss from operations of RMB0.2 million in the same quarter of last year.

Net income was RMB3.0 million (US$0.4 million), compared with a net loss of RMB0.7 million in the same quarter of last year.

Adjusted net income (non-GAAP) was RMB5.2 million (US$0.7 million), compared with a RMB0.1 million adjusted net income in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was RMB7.1 million (US$1.0 million), compared with RMB1.3 million for the same quarter of last year.

The cash and cash equivalents, restricted cash and short-term investment were RMB173.4 million (US$24.8 million) as of December 31, 2025 compared with RMB119.5 million as of December 31, 2024.

2

Fiscal year 2025 Financial Highlights

•	Revenues were RMB374.8 million (US$53.6 million), an increase of 19% year-over-year.

•	Cost of revenues was RMB122.9 million (US$17.6 million), an increase of 15% year-over-year.

•	Gross profit was RMB251.9 million (US$36.0 million), an increase of 21% year-over-year.

•	Total operating expenses were RMB253.9 million (US$36.3 million), an increase of 13% year-over-year.

•	Net income was RMB2.6 million (US$0.4 million), compared with a net loss of RMB6.8 million in 2024.

•	Net income attributable to Aurora Mobile Limited’s shareholders was RMB0.4 million (US$61 thousand), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB7.0 million in 2024.

•	Adjusted net income (non-GAAP) was RMB6.3 million (US$0.9 million), compared with an adjusted net loss of RMB2.5 million adjusted net loss in 2024.

•	Adjusted EBITDA (non-GAAP) was RMB11.6 million (US$1.7 million), compared with RMB3.7 million in 2024.

Fiscal year 2025 Financial Results

Revenues were RMB374.8 million (US$53.6 million), an increase of 19% from RMB316.2 million in 2024, attributable to a 16% increase in revenue from Developer Services and a 24% increase in revenue from Vertical Applications. The increase was a result of both the growth of demand and the increase in the number of customers.

Cost of revenues was RMB122.9 million (US$17.6 million), an increase of 15% from RMB107.1 million in 2024. The increase was mainly due to a RMB7.7 million increase in media cost, a RMB9.6 million increase in technical service cost, a RMB2.6 million increase in cloud cost, and a RMB3.3 million increase in other direct costs. The impact is partially offset by a RMB7.4 million decrease in short message cost.

Gross profit was RMB251.9 million (US$36.0 million), an increase of 21% from RMB209.0 million in 2024.

Total operating expenses were RMB253.9 million (US$36.3 million), an increase of 13% from RMB225.2 million in last year.

•	Research and development expenses were RMB104.7 million (US$15.0 million), an increase of 10% from RMB94.8 million in last year, mainly due to a RMB5.6 million increase in personnel costs, a RMB3.2 million increase in technical service expense, and a RMB1.6 million increase in cloud cost.

•	Sales and marketing expenses were RMB101.0 million (US$14.4 million), an increase of 19% from RMB84.9 million in last year, mainly due to a RMB12.1 million increase in personnel costs, a RMB2.2 million increase in marketing expenses, and a RMB1.0 million increase in travel and entertainment expenses.

•	General and administrative expenses were RMB48.2 million (US$6.9 million), an increase of 6% from RMB45.4 million in last year, mainly due to a RMB2.3 million increase in personnel costs, a RMB1.9 million increase in bad debt provision. The impact is partially offset by a RMB2.2 million decrease in professional expenses.

Income from operations was RMB0.7 million (US$0.1 million), compared with a loss from operations of RMB9.9 million in 2024.

Net income was RMB2.6 million (US$0.4 million), compared with a net loss of RMB6.8 million in 2024.

3

Adjusted net income (non-GAAP) was RMB6.3 million (US$0.9 million), compared with an adjusted net loss of RMB2.5 million in 2024.

Adjusted EBITDA (non-GAAP) was RMB11.6 million (US$1.7 million), compared with RMB3.7 million in 2024.

Business Outlook

Based on the current available information, the Company sees full year 2026 revenue guidance to be in the range of RMB450.0 million to RMB480.0 million, representing growth of 20% to 28% year-over-year compared with 2025 results.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Update on Share Repurchase

As of December 31, 2025, the Company had repurchased a total of 399,682 ADSs, of which 72,598 ADSs, or around US$553.3 thousand were repurchased during the fourth quarter in 2025. ADS refers to American Depositary Shares, each 3 ADS representing 40 Class A common shares.

Conference Call

The Company will host an earnings conference call on Thursday, March 12, 2026 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing time on the same day).

All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration:

https://register-conf.media-server.com/register/BI87806d12692d4023a77b32108d8366ad

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net (loss)/income and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net (loss)/income as net (loss)/income excluding share-based compensation. The Company defines adjusted EBITDA as net (loss)/income excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax (benefits)/expenses and share-based compensation.

The Company believes that adjusted net (loss)/income and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net (loss)/income.

4

The Company believes that adjusted net (loss)/income and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net (loss)/income and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Net Dollar Retention Rate

Net Dollar Retention Rate is calculated for a trailing 12-month period by first identifying all Developer Subscription customers (excluding private cloud business) in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period.

Annual Recurring Revenue

We define Annual Recurring Revenue (“ARR”) as the annualized revenue run rate of subscription agreements from all customers at a point in time. We calculate ARR by taking the monthly recurring revenue (“MRR”) and multiplying it by 12. MRR is defined as the recurring revenue run-rate of subscription agreements from all customers for the relevant month.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability to maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

5

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile (NASDAQ: JG) is a leading provider of customer engagement and marketing technology services. The Company is dedicated to empowering global enterprises with stable, efficient, and intelligent customer interaction solutions. Leveraging its first-mover advantage in mobile messaging, Aurora Mobile has evolved into a comprehensive platform that integrates Omnichannel Engagement, AI-Driven Marketing, Advanced AI Customer Support, and Frictionless Identity Security. Through its flagship brand EngageLab and its robust AI infrastructure GPTBots.ai, the Company helps businesses achieve seamless customer reach, automate complex marketing journeys, and optimize service efficiency with AI agents, accelerating digital transformation for clients worldwide.

For more information, please visit https://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

E-mail: ir@jiguang.cn

Christensen Advisory

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2025.

6

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	93,153	90,872	105,154	15,037	316,170	374,847	53,602
Cost of revenues	(36,468)	(27,117)	(35,488)	(5,075)	(107,136)	(122,937)	(17,580)
Gross profit	56,685	63,755	69,666	9,962	209,034	251,910	36,022
Operating expenses
Research and development	(24,326)	(25,881)	(28,277)	(4,044)	(94,816)	(104,723)	(14,975)
Sales and marketing	(24,583)	(26,618)	(28,431)	(4,066)	(84,900)	(101,003)	(14,443)
General and administrative	(11,392)	(11,856)	(11,446)	(1,637)	(45,448)	(48,168)	(6,888)
Total operating expenses	(60,301)	(64,355)	(68,154)	(9,747)	(225,164)	(253,894)	(36,306)
Other operating income	3,393	1,039	1,244	178	6,229	2,690	385
(Loss)/Income from operations	(223)	439	2,756	393	(9,901)	706	101
Foreign exchange (loss)/gain, net	(62)	(98)	(107)	(15)	122	(24)	(3)
Interest income	288	308	440	63	2,881	1,298	186
Interest expenses	(42)	(27)	(4)	(1)	(132)	(76)	(11)
Other (loss)/income	(805)	-	393	56	238	427	61
Gains from fair value change	45	74	131	19	133	316	45
(Loss)/Income before income taxes	(799)	696	3,609	515	(6,659)	2,647	379
Income tax benefits/(expenses)	105	(46)	(573)	(82)	(110)	(73)	(10)
Net (loss)/income	(694)	650	3,036	433	(6,769)	2,574	369
Less: net income attributable to noncontrolling interests	372	663	27	4	277	2,151	308
Net (loss)/income attributable to Aurora Mobile Limited’s shareholders	(1,066)	(13)	3,009	429	(7,046)	423	61
Net (loss)/income per share, for Class A and Class B common shares:
Class A and B Common Shares - basic and diluted	(0.01)	(0.00)	0.04	0.01	(0.09)	0.01	0.00
Shares used in net (loss)/income per share computation:
Class A Common Shares - basic and diluted	63,200,100	63,370,150	63,255,984	63,255,984	62,802,678	63,357,628	63,357,628
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive income/(loss)
Foreign currency translation adjustments	1,357	(453)	(877)	(125)	817	(1,600)	(229)
Total other comprehensive income/(loss), net of tax	1,357	(453)	(877)	(125)	817	(1,600)	(229)
Total comprehensive income/(loss)	663	197	2,159	308	(5,952)	974	140
Less: comprehensive income attributable to noncontrolling interests	372	663	27	4	277	2,151	308
Comprehensive income/(loss) attributable to Aurora Mobile Limited’s shareholders	291	(466)	2,132	304	(6,229)	(1,177)	(168)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	119,171	167,955	24,017
Restricted cash	376	384	55
Short-term investments	-	5,090	728
Accounts receivable	50,804	43,228	6,182
Prepayments and other current assets	14,264	15,306	2,188
Total current assets	184,615	231,963	33,170
Non-current assets:
Long-term investments	113,506	112,609	16,103
Property and equipment, net	4,573	2,798	400
Operating lease right-of-use assets	17,146	14,873	2,127
Intangible assets, net	13,767	9,966	1,425
Goodwill	37,785	37,785	5,403
Deferred tax assets	131	6	1
Other non-current assets	6,510	6,165	882
Total non-current assets	193,418	184,202	26,341
Total assets	378,033	416,165	59,511
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	3,000	-	-
Accounts payable	32,691	39,404	5,635
Deferred revenue and customer deposits	147,111	178,650	25,547
Operating lease liabilities	4,461	3,982	569
Accrued liabilities and other current liabilities	74,370	80,939	11,574
Total current liabilities	261,633	302,975	43,325
Non-current liabilities:
Operating lease liabilities	13,376	11,432	1,635
Deferred tax liabilities	3,059	1,883	269
Other non-current liabilities	567	450	64
Total non-current liabilities	17,002	13,765	1,968
Total liabilities	278,635	316,740	45,293
Shareholders’ equity:
Common shares	50	51	7
Treasury shares	(1,674)	(6,430)	(919)
Additional paid-in capital	1,045,221	1,049,029	150,009
Accumulated deficit	(995,715)	(995,292)	(142,325)
Accumulated other comprehensive income	20,040	18,440	2,637
Total Aurora Mobile Limited’s shareholders’ equity	67,922	65,798	9,409
Noncontrolling interests	31,476	33,627	4,809
Total shareholders’ equity	99,398	99,425	14,218
Total liabilities and shareholders’ equity	378,033	416,165	59,511

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net (Loss)/Income to Adjusted Net Income/(Loss):
Net (loss)/income	(694)	650	3,036	433	(6,769)	2,574	369
Add:
Share-based compensation	795	813	2,177	311	4,225	3,684	527
Adjusted net income/(loss)	101	1,463	5,213	744	(2,544)	6,258	896
Reconciliation of Net (Loss)/Income to Adjusted EBITDA:
Net (loss)/income	(694)	650	3,036	433	(6,769)	2,574	369
Add:
Income tax (benefits)/expenses	(105)	46	573	82	110	73	10
Interest expenses	42	27	4	1	132	76	11
Depreciation of property and equipment	197	217	216	31	1,309	931	133
Amortization of intangible assets	1,052	1,079	1,074	154	4,648	4,220	603
EBITDA	492	2,019	4,903	701	(570)	7,874	1,126
Add:
Share-based compensation	795	813	2,177	311	4,225	3,684	527
Adjusted EBITDA	1,287	2,832	7,080	1,012	3,655	11,558	1,653

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Developer Services	70,998	64,422	76,105	10,883	229,638	267,256	38,217
Subscription	54,687	57,330	61,882	8,849	196,813	226,338	32,366
Value-Added Services	16,311	7,092	14,223	2,034	32,825	40,918	5,851
Vertical Applications	22,155	26,450	29,049	4,154	86,532	107,591	15,385
Total Revenue	93,153	90,872	105,154	15,037	316,170	374,847	53,602
Gross Profits	56,685	63,755	69,666	9,962	209,034	251,910	36,022
Gross Margin	60.9%	70.2%	66.3%	66.3%	66.1%	67.2%	67.2%